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                           June 1, 2021

       Frank D. Heuszel
       Chief Executive Officer
       Document Security Systems, Inc.
       6 Framark Drive
       Victor, New York 14564

                                                        Re: Document Security
Systems, Inc.
                                                            Form S-3
                                                            Filed May 24, 2021
                                                            File No. 333-256446

       Dear Mr. Heuszel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Heather
Clark at 202-551-3624 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing